UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 5, 2014

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, November 3, 2014

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449

Santiago, Chile

Ref.: Informs Material Fact

Mr. Superintendent:

Under the provisions of Articles 9 and 10 of the Law 18.045 about Securities Market and the provisions established in Norma de Caracter General No. 30, duly authorized, I herein report the following MATERIAL FACT LATAM Airlines Group S.A., Securities Registry No. 306:

On September 29, 2014 was published in the Diario Oficial the Law No. 20.780 which “Amends the system of income taxation and introduces various adjustments in the tax system”. Among the major tax reforms that such Law contains, the rate of First Category Tax which shall be declared and paid starting the tax year 2015, is gradually modified from 2014 to 2018. Such tax rate will reach 27% when opted for the partially integrated system, or will reach 25% if opted for the imputed rent system. The Law stipulates that in case of not exercising the option, the partially integrated system will be applied by default to stock corporations, which may be modified only after five years.

On October 17, 2014, the Superintendency of Securities and Insurance issued the Oficio Circular No. 856 which establishes that the registration of the properties on assets and liabilities for deferred taxes, resulting from the amendments introduced by Law No. 20.780, as described above, as for September 30, 2014, shall be accounted against capital.

LATAM Airlines Group S.A. has estimated an impact on its Financial Statements of approximately US$150 million when using the rate of the partially integrated system, considering that this system is applied by default to stock corporations. The estimated impact will be recognized as a net debit in Capital, as defined in the Oficio Circular No. 856.

LATAM Airlines Group S.A. presents its Financial Statements to the Securities and Exchange Commission (SEC) of the United States of America and to the Comissão de Valores Mobiliários (CVM) in Brazil, under the International Financial Reporting Standards (IFRS), which establishes in the International Standard Accounting No. 12 - Income Taxes, that the effects of rate changes shall be recognized in the net results. Due to the before mentioned, the Company will recognize the impact noted in the preceding paragraph, in the Financial Statements that will be filed to the SEC and CVM, as a charge in Expense for Income Tax on the results for the period ended September 30, 2014.

With regards,

Cristián Toro Cañas

Legal Vicepresident

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2014	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM